
July 7, 2025

Andrew Emerson
Chief Financial Officer and Treasurer
IDEXX Laboratories Inc.
One IDEXX Drive
Westbrook, Maine 04092

      **Re:  IDEXX Laboratories Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2024**
          **Filed February 21, 2025**
          **File No. 000-19271**

Dear Andrew Emerson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences